EXHIBIT 7.1

Statement Explaining How Certain Ratios Were Calculated in the Annual Report

1.	The operating expenses ratio of Guangshen Railway Company Limited, or the Company, is the ratio of its total railway operating expenses in 2012 (in the amount of RMB 12,263.0 million, compared to RMB 11,123.1 million in 2011) to its railroad business revenue in 2012 (in the amount of RMB 14,075.8 million, compared to RMB 13,669.3 million in 2011).